Exhibit (d)(v)(b)

SA FUNDS - INVESTMENT TRUST

AMENDMENT NO. 1 TO THE INTERIM INVESTMENT ADVISORY AND ADMINISTRATIVE
SERVICES AGREEMENT

This AMENDMENT NO. 1 TO THE INTERIM INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT (this “Amendment”) is entered into as of April 29, 2019 by and between SA Funds -Investment Trust (the “Trust”) and BAM Advisor Services, LLC (the “Manager”).

WHEREAS, the Trust and the Manager entered into the Interim Investment Advisory and Administrative Services Agreement, dated as of November 30, 2018 (the “Interim Advisory Agreement”), concerning the series of the Trust set forth in Schedule A (each, a “Fund”);

WHEREAS, the staff of the Securities and Exchange Commission (“SEC”) has indicated through no-action letters that it would not recommend enforcement under the Investment Company Act of 1940, as amended (the “1940 Act”), if, under certain circumstances relating to compensation and reimbursement, among others, the board of trustees of an investment company determines that it is in the best interests of such investment company and its shareholders for an investment adviser to continue to serve as an investment adviser to the investment company pursuant to an advisory agreement that had not been approved by a majority of the outstanding voting securities of such investment company beyond the 150 day limit set forth in Rule 15a-4 under the 1940 Act;

WHEREAS, the Trust and the Manager desire for the Manager to continue to provide advisory and administrative services to each Fund for an additional period up to 60 days beyond the date on which the Interim Advisory Agreement would have terminated (“Additional Period”) in reliance upon the aforementioned SEC no-action positions;

WHEREAS, the Board of Trustees has determined that it is in the best interests of each Fund and its shareholders for the Manager to continue to provide advisory and administrative services to each Fund during the Additional Period beyond the date on which the Interim Advisory Agreement would have terminated; and

WHEREAS, the Trust and the Manager desire to amend the Interim Advisory Agreement in the manner set forth herein.

NOW, THEREFORE, upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined herein are used with the meanings assigned thereto in the Interim Advisory Agreement.

2. Amendments to the Interim Advisory Agreement.

The Interim Advisory Agreement is hereby amended as follows:

2.1 Section 15 of the Interim Advisory Agreement provides in relevant part that the Interim Advisory Agreement shall remain in effect until the earlier of: (a) 150 days from the date first above written or such later date as may be consistent with the 1940 Act, rules and regulations thereunder or exemptive relief or interpretive positions of the staff of the Securities and Exchange Commission and (b) the date on which the New Definitive Agreement is approved by a majority of the outstanding voting securities of each Fund, unless terminated sooner pursuant to the terms set forth in Section 17 herein.

(Emphasis added.)

In reliance upon SEC no-action positions, the Interim Advisory Agreement thus shall continue in effect on an interim basis with respect to each Fund (unless terminated with respect to a Fund as set forth in Section 17 or Section 18 of the Interim Advisory Agreement) until the earlier of (i) 210 calendar days from the effective date of the Interim Advisory Agreement or (ii) the effective date of the New Definitive Agreement between the Trust and the Manager, if any, that has been approved by a majority of the relevant Fund’s outstanding voting securities.

2.2 Notwithstanding the provisions of Section 10 of the Interim Advisory Agreement, the Manager shall not be entitled to any compensation by any Fund for services provided to such Fund under the Interim Advisory Agreement during the Additional Period. Further, the Manager shall not be entitled to reimbursement of its costs and expenses incurred in providing services to any Fund under the Interim Advisory Agreement during the Additional Period. In addition, the extension of the term of the Interim Advisory Agreement pursuant to Section 2.1 above shall not be applicable with respect to the provisions of Section 10 of the Interim Advisory Agreement governing the escrow arrangements relating to the compensation earned by the Manager during the original term of the Interim Advisory Agreement.

3. Instrument Pursuant to Interim Advisory Agreement. This Amendment is executed pursuant to the Interim Advisory Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with all of the terms and provisions of the Interim Advisory Agreement. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions of the Interim Advisory Agreement shall remain unamended and unwaived. The amendments set forth herein shall be limited precisely as provided for herein to the provisions expressly amended herein and shall not be deemed to be a waiver of, amendment of, consent to or modification of any other term or provision of the Interim Advisory Agreement or of any term or provision of any other document.

4. Counterparts. This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute together but one and the same instrument.

5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisors Act of 1940 and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers duly authorized thereunto as of the date first above written.

SA FUNDS - INVESTMENT TRUST

By:	/s/Alexander Potts
Name:	Alexander Potts
Title:	President and Chief Executive Officer

BAM ADVISOR SERVICES, LLC

By:	/s/Adam Birenbaum
Name:	Adam Birenbaum
Title:	Chief Executive Officer

SCHEDULE A

Fund
SA Worldwide Moderate Growth Fund